Exhibit A

Ceragon Receives Orders for Mobile Backhaul Equipment from
 One of India’s Leading Operators

    Paramus, New Jersey, August 30, 2010 - Ceragon Networks Ltd. (NASDAQ: CRNT), the  provider of high-capacity, 4G/LTE-Ready wireless backhaul networks, today announced that it has received new orders for its advanced FibeAir® platforms from a leading Indian operator.  Ceragon’s equipment will be deployed in a number of circles to facilitate to operator’s network expansion.

“We are very happy to see that the regulatory process related to security considerations in India is in place and orders are beginning to be released by operators as they receive clearance from the Indian government,” said Ira Palti, President and Chief Executive Officer of Ceragon. “We expect revenue from the current orders to be recognized during 2011, while continuing to target revenue growth in the range of 30-35% for 2010.”

With more than 110 million users added in the first half of 2010, India’s mobile subscriber-base has grown to over 635 million. According the Telecom Regulatory Authority of India (TRAI) more than 94% of telephony services in India are passed over wireless networks.

Ceragon is an important player in India’s expanding wireless backhaul market. The company’s advanced hybrid (IP/TDM) and all-IP solutions are used by most of India’s leading mobile operators to provide vital, high quality and high-capacity connectivity.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Join the discussion:

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. (+1) 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. (+1) 508-475-0025 x150 kquatromoni@rainierco.com